UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES CELLULAR CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	62-1147325
(State of Incorporation or Organization)	(IRS Employer Identification no.)

8410 W. Bryn Mawr Ave.

Chicago, Illinois 60631

(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class to be so Registered	on Which Each Class is to be Registered
Common Shares, par value $1.00	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A   (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A of United States Cellular Corporation (the “Company”) is being filed in connection with the listing of the Company’s Common Shares, par value $1.00 per share, on the New York Stock Exchange, effective with the opening of trading on September 15, 2008.  In connection therewith, the Company is voluntarily withdrawing the listing of such Common Shares from the American Stock Exchange effective before the opening of trading on September 15, 2008.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Company’s Securities to be Registered.

The Securities being registered are described below in the description of the Capital Stock of the Company.

General

The authorized capital stock of the Company consists of 140,000,000 Common Shares, $1.00 par value; 50,000,000 Series A Common Shares, $1.00 par value; and 5,000,000 shares of Preferred Stock, $1.00 par value, issuable in series.  See the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q for the number of shares of capital stock of the Company which are outstanding from time to time.

Preferred Stock

Pursuant to the Company’s Restated Certificate of Incorporation, as amended, the Board of Directors is authorized to establish and designate one or more series of Preferred Stock, without further authorization of the Company’s shareholders, and to fix the number of shares and the relative rights, preferences and limitations of any such series, except that so long as not less than 500,000 shares of Series A Common Shares are outstanding, no shares of any series of Preferred Stock may have more than one vote per share, have the right to vote as a separate class with respect to elections of directors or (subject to any requirements of applicable law) any other matter, or be issued for consideration of less than $100 per share. The shares of any series of Preferred Stock need not be identical in any respect with the shares of any other series.

Voting Rights

Each Series A Common Share is entitled to ten votes on all matters, and each Common Share is entitled to one vote on all matters.  The Company’s Restated Certificate of Incorporation, as amended, provides that the number of directors shall be not less than three, and that the directors shall be divided into three classes serving staggered three-year terms. The holders of Common Shares, voting as a separate class, are entitled to elect 25% of the directors (rounded up to the nearest whole number), and the holders of Series A Common Shares and Preferred Stock, voting together, are entitled to elect the remaining directors.  However, if at the time of an election of directors the outstanding Series A Common Shares represent less than 12.5% of the total outstanding shares of common stock of the Company, then the holders of Series A Common Shares and the Preferred Stock do not have class voting rights in the election of directors, and the holders of Common Shares, Series A Common Shares, and Preferred Stock

vote together for the election of the remaining 75% of the directors (rounded down to the nearest whole number).

Except as stated above and except for matters where applicable law requires the approval by one or more classes of stock voting as separate classes, all classes of stock of the Company vote as a single class.

Dividend Rights

Subject to the payment of all dividends accumulated and unpaid on any outstanding shares of Preferred Stock, the holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors.  Unless the same or greater dividends, on a per share basis, are declared and paid at the same time on Common Shares, no dividends may be declared or paid on the Series A Common Shares.

In the case of stock dividends, the Board of Directors is authorized to distribute shares of a particular class of the Company’s capital stock only as follows: (i) Common Shares may be paid to the holders of Common Shares and proportionately to holders of Series A Common Shares; (ii) Series A Common Shares may be paid to the holders of Common Shares and proportionately to the holders of Series A Common Shares; or (iii) Common Shares may be paid to the holders of Common Shares and Series A Common Shares may be paid proportionately to the holders of Series A Common Shares.  The Board of Directors also is authorized to distribute to Common and Series A Common Shareholders shares of any subsidiary that has two classes of common stock with each class possessing respective rights, preferences and limitations similar to the respective rights, preferences and limitations of the Common and Series A Common Shares.

The Company has not paid any cash dividends and intends to retain all earnings for use in the Company’s business.

Conversion Rights

The Common Shares have no conversion rights. The Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. The Series A Common Shares which are converted may not be reissued.

Liquidation Rights

Upon liquidation, the holders of Common Shares and Series A Common Shares are entitled to receive a pro rata share of all assets available to shareholders after payment of the aggregate liquidation preference of any Preferred Stock then outstanding.

Preemptive and Similar Rights

Under the Company’s Restated Certificate of Incorporation, as amended, Telephone and Data Systems, Inc. (“TDS”), as the holder of Series A Common Shares, has preemptive rights to purchase any additional Series A Common Shares issued or sold by the Company, including treasury shares other than Series A Common Shares not sold for cash.

In addition to the preemptive rights granted to TDS as a holder of Series A Common Shares of the Company pursuant to the Restated Certificate of Incorporation, as amended, of the

Company, TDS has the right under an Exchange Agreement between the Company and TDS to subscribe to any issuance of Common Shares or any other voting securities of the Company, or of any securities convertible into or exchangeable for, or carrying a right to subscribe to or acquire, Common Shares or any other voting securities of the Company. To the extent an issuance is made for consideration other than cash, the fair market value of the non-cash consideration will be determined by resolution of the Board of Directors of the Company. The proportion of each such issuance that TDS has the right to subscribe to (which right may be exercisable in full or in part) is equal to the proportion of the Common Shares that TDS would own immediately before the issuance if all securities of the Company that are convertible into Common Shares (including securities convertible into another class that is convertible into Common Shares and including  securities that in the future will become convertible) were converted (successively, if necessary) into Common Shares. The rights of TDS to subscribe to Common Shares may be transferred to any one or more transferees from TDS of any Common Shares, Series A Common Shares, or any securities convertible into or exchangeable for, or carrying a right to subscribe to or acquire, shares of either such class.

Redemption by Company

The Company may redeem stock from any holder at the lesser of (i) fair market value, or (ii) such holder’s purchase price if purchased within a year of such redemption, to prevent the loss, or permit the reinstatement of any license or franchise from any governmental agency, where such loss is based upon such holder failing to possess qualifications prescribed by such governmental agency.

Corporate Opportunity Arrangements

The Company’s Restated Certificate of Incorporation, as amended, provides that, so long as at least 500,000 Series A Common Shares are outstanding, the Company may not, without the written consent of TDS, engage in any non-cellular activities.

The Restated Certificate of Incorporation, as amended, also restricts the circumstances under which the Company is entitled to claim that an opportunity, transaction, agreement or other arrangement to which TDS, or any person in which TDS has or acquires a financial interest, is or should be the property of the Company or its subsidiaries. In general, so long as at least 500,000 Series A Common Shares are outstanding, the Company will not be entitled to any such “corporate opportunity” unless it relates solely to the construction of, the ownership of interests in, and/or the management of, cellular telephone systems, and then only if such corporate opportunity did not arise in any way as a result of the rights otherwise retained by TDS.

Item 2.                    Exhibits.

Exhibit
Number	Description of Exhibit

1.

Restated Certificate of Incorporation of the Company, as amended, filed as Exhibit 2(a) to the Company’s Amendment No. 1 on Form 8 dated March 24, 1992, to the Company’s Report on Form 8-A, is incorporated by reference herein.

2.

Certificate of Amendment to Restated Certificate of Incorporation of the Company filed as Exhibit 2(a)(i) to the Company’s Amendment No. 2 on Form 8 dated December 28, 1992, to the Company’s Form 8-A, is incorporated by reference herein.

3.	Restated Bylaws, as amended, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K dated November 8, 2007, are incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

UNITED STATES CELLULAR CORPORATION

Date: September 12, 2008	By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President – Finance,
Chief Financial Officer and Treasurer

Exhibit Index

Exhibit
Number	Description of Exhibit

1.

Restated Certificate of Incorporation of the Company, as amended, filed as Exhibit 2(a) to the Company’s Amendment No. 1 on Form 8 dated March 24, 1992, to the Company’s Report on Form 8-A, is incorporated by reference herein.

2.

Certificate of Amendment to Restated Certificate of Incorporation of the Company filed as Exhibit 2(a)(i) to the Company’s Amendment No. 2 on Form 8 dated December 28, 1992, to the Company’s Form 8-A, is incorporated by reference herein.

3.	Restated Bylaws, as amended, filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K dated November 8, 2007, are incorporated by reference herein.